December 30, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: H. Roger Schwall

Assistant Director

Office of Natural Resources

RE:	Kimbell Royalty Partners, LP
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted November 25, 2016
CIK No. 0001657788

Ladies and Gentlemen:

On behalf of Kimbell Royalty Partners, LP (the “Partnership” or “we”), enclosed is a copy of Confidential Draft Submission No. 4 (“Submission No. 4”) of the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was submitted today via EDGAR, marked to show changes made to Confidential Draft Submission No. 3 (“Submission No. 3”) of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on November 25, 2016. The changes reflected in Submission No. 4 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of December 22, 2016.

Set forth below are the Partnership’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Submission No. 3 of Registration Statement on Form S-1 Filed November 25, 2016

Prospectus Cover Page

1.                                      On the cover page and throughout your prospectus, you describe provisions of the partnership agreement. Consistent with our comment in our letter to you on December 10, 2015, please “supply (preferably with your next amendment) the partnership agreement which you designate as Appendix A to the prospectus and list as Exhibit 3.2, and update the disclosure as necessary.”

RESPONSE: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it intends to provide in the coming weeks the partnership agreement designated as Appendix A to the prospectus and listed as Exhibit 3.2 to the Registration Statement. The Partnership will allow sufficient time to respond to any comments from the Staff related to the partnership agreement. In addition, the Partnership undertakes to revise its disclosure as necessary to reflect the terms of the partnership agreement.

Summary of Estimated Proved Reserves, page 133

2.                                      In prior comment five, we requested comparison between projected drilling of proved undeveloped locations and actual drilling of these locations for 2015 and for 2016. Instead of figures for projected and actual drilling, you presented projected and produced oil and gas volumes for 2015 and 2016. You stated “By plotting forecasted volumes against actual volumes, the Partnership is confident that it is forecasting reasonable total proved volumes for its properties.”

On page 134, you disclosed 2015 conversion to proved developed reserves of 314 MBOE (=7% of 4556 MBOE) of PUD reserves available at year-end 2014. Given this low conversion ratio, it would appear that these volumes will not be developed within the five year requirement of Rule 4-10(a)(31) of Regulation [S-X].

If you are unable to identify these PUD locations before and after drilling or influence the roster of locations that are scheduled for drilling, please explain how these locations’ attributed reserves are reasonably certain of recovery.

RESPONSE: As recently discussed with the Staff, the Partnership believes that the reserves attributed to its PUD locations are reasonably certain of recovery and are therefore properly classified as PUDs in the Partnership’s 2015 reserve report.  The Partnership’s independent reserve engineer, Ryder Scott Company, L.P. (“Ryder Scott”), has agreed with the Partnership’s classification of PUDs, and the reserve report that was prepared by Ryder Scott is filed as Exhibit 99.1 to Submission No. 4.1  As discussed below and with the Staff, the Partnership has historically taken a conservative approach to booking PUDs and believes that this is borne out by comparing actual drilling results with projected drilling results in its reserve report.

Actual vs Projected Drilling

In response to the Staff’s comment, the Partnership is supplementally providing to the Staff data that compares, for 2015 and the first six months of 2016, the Partnership’s projected drilling of proved undeveloped locations against actual drilling of these locations. Please see Part I of the supplemental materials.2  In addition, the Partnership has summarized this information in the table below.  As disclosed in the Registration Statement, the Partnership was formed in October 2015.  As a result, the Partnership does not have a reserve report as of December 31, 2014 that covers the assets to be contributed to the Partnership and that includes its projected drilling locations during 2015; rather, the projected locations for 2015 are based on reserve estimates prepared by management.

1  The Partnership has filed a revised 2015 reserve report as Exhibit 99.1 to Submission No. 4 to reflect the removal of certain oil, natural gas and natural gas liquids properties from the Partnership’s asset portfolio.  The removal of these properties is further discussed in the Partnership’s response to comment 7 below. The revised 2015 reserve report filed as Exhibit 99.1 to Submission No. 4 reflects the final asset composition of the Partnership.

2  All supplemental information provided in connection with this response is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

Summary of Actual versus Projected Drilling

Period	No. of Wells Projected to be Drilled	No. of Projected Wells Actually Drilled	Additional Wells Drilled Above and Beyond Projected Wells	Total Actual Wells Drilled
2015	37	37	636	673
1H 2016	45	36	118	154

As shown in the table above and in the supplemental materials, far more wells were drilled in 2015 than were projected to be drilled (673 actual as compared to 37 projected), including all 37 of the wells that were projected in management’s estimates.  Moreover, in the first six months of 2016, nearly triple the number of wells that were projected to be drilled during such period in the Partnership’s 2015 reserve report were in fact drilled (154 actual as compared to 45 projected), including 80% of the projected drilling locations.  The Partnership believes that the significantly higher level of drilling activity compared to its projected drilling locations speaks to the very conservative nature of the Partnership’s reserve estimates, and the 80% accuracy on the wells it did project for the first half of 2016 further supports the Partnership’s statement that its PUD locations are reasonably certain of recovery.

Conversion Ratio; Multi-Well Units

In comment 2, the Staff notes that the Partnership’s 2015 PUD to PDP conversion ratio is approximately 7%.  As recently discussed with the Staff, this conversion ratio in Submission No. 3 did not include the PUD to PDP conversion from the Partnership’s 339 multi-well units comprising 10 wells or more (over 24,000 wells).  These multi-well units make up the majority of the Partnership’s production.  The Partnership did not previously include these assets in its 2015 reserve report due to the time required to calculate such information (and related costs) and because the Partnership seeks to present a very conservative estimate of its PUDs.  However, in light of the Staff’s comment and in an attempt to better present the Partnership’s total reserve profile, management has now included this information in the Partnership’s 2015 reserve report.

The Partnership forecasts a drilling schedule for its multi-well units based on a multi-factor analysis, which it believes provides a reasonable basis for its estimations. This analysis includes reviewing information from third-party sources, including publicly disclosed data by the operators, and state regulatory agencies, as well as management’s experience with the units.  The Partnership typically constructs a five-year or less total proved forecast that takes into account, where applicable, waterflood response, CO2 response, infill drilling of producers and injectors, well stimulations, flood conformance improvements and pump upgrades.  The Partnership believes its forecast methodology is conservative in that it does not increase drilling rates of its operators (nor does it typically even hold them flat).  The result of the Partnership’s methodology is to reduce the PDP decline for five years or less, which equates to a 4% decline compared with the 10% PDP decline discussed below.

The Partnership believes that the graph below, which was prepared using data from its third party independent reserve engineer, Ryder Scott, illustrates the conservative nature of its forecasted production as compared to historical net organic production. Oil and gas production volumes on the Partnership’s properties are higher today than they were 15 years ago and have been increasing on a combined basis over the entire period.  The Partnership believes there is value in its reserves beyond the PDP reserves.

The Partnership is supplementally providing to the Staff graphs that show the following effects of various decline rates on the 339 multi-well units: (i) Ryder Scott’s 10% PDP decline rate; (ii) the Partnership’s 4% total proved decline rate for the first five years, followed by a 10% decline rate thereafter (and a comparison against Ryder Scott’s 10% PDP decline rate); and (iii) the Partnership’s 4% total proved decline rate for the first five years, followed by a 10% decline rate thereafter.  Please see Part III of the supplemental materials.  In addition, the supplemental materials include a list of all 339 multi-well unit forecasts.  Please see Part IV of the supplemental materials.

The Partnership has updated Submission No. 4 to include the aforementioned multi-well conversion. The table presenting changes in PUDs, as revised, on page 135 of Submission No. 4, is provided below.3  After taking into account the PUD conversion from the multi-well units, the total quantity of PUDs at year end and all adjustments to reflect material changes that occurred during the year now result in a PUD conversion ratio of approximately 31.3%.

3  Please note that the figures in the table as of December 31, 2014 and December 31, 2015 have been revised to reflect the removal of certain oil, natural gas and natural gas liquids properties from the Partnership’s asset portfolio.  The Partnership’s final asset composition is reflected in Submission No. 4 and set forth in the Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among Kimbell Royalty Partners, LP, Kimbell Royalty GP, LLC, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC, and the other parties named therein (the “Contribution Agreement”), which is filed as Exhibit 2.1 to Submission No. 4.  Please also see footnote 1 above and the Partnership’s response to comment 7 below.

Proved Undeveloped Reserves (1)
Balance, December 31, 2014	4,422
Acquisitions of reserves	868
Extensions and discoveries	1,345
Revisions and previous estimates	(25)
Transfers to estimated proved developed	(1,386)
Balance, December 31, 2015	5,224

(1)                                 “Btu-equivalent” production volumes are presented on an oil-equivalent basis using a conversion factor of six Mcf of natural gas per barrel of “oil equivalent,” which is based on approximate energy equivalency and does not reflect the price or value relationship between oil and natural gas. Please read “—Summary of Estimated Proved Reserves.”

It has been the Partnership’s experience that high quality multi-well units (particularly in the Permian basin, which is the Partnership’s largest basin by acreage and reserves) tend to outperform PDP decline forecasts.  This is supported mathematically when comparing actual historical volumes (in Part III of the supplemental materials) to projected volumes.

Finally, the Partnership has identified and verified via public records that there are currently 15 rigs operating on its acreage, which is additional evidence of the significant level of activity occurring on its acreage. Please see Part II of the supplemental materials for support regarding the rigs that are currently operating on the Partnership’s acreage. In the Partnership’s 2015 reserve report, Ryder Scott forecasted a 10% PDP decline curve across the Partnership’s entire acreage position for the next five years. The Partnership forecasts a total proved production profile with a 4% decline per year for the next five years and a 10% decline per year thereafter beginning in year six.  Please also see the prior graph comparing the historical net organic production of the assets that are to be contributed to the Partnership against Ryder Scott’s total proved forecast and PDP forecast.

Illustrative Example (Comparison to Resource Play Company)

The Partnership’s PUD reserves account for only approximately 25% of its total proved PV-10, which is significantly less than that of many resource play companies.  The Partnership is presenting the following illustrative example, which shows the relatively insignificant effect on the Partnership (compared to a hypothetical resource play company) of an over-estimation of PUDs. The Partnership believes this example further supports the conservative nature of its PUD forecast.

In this example, assume a hypothetical resource play company has (i) a PDP decline rate of 25% per year, (ii) a total PUD value in excess of 25% of its PV-10 and (iii) production at the beginning of the year of 100 MBOE.  If its PUD volumes during the year fall short by 50% compared to its forecast, the total proved volumes at the end of the year will be overstated by 15%.  This is illustrated in the table below.

Illustrative Example Resource Play

	Beginning of Year	Average	End of Year
Total Proved	100.00	125.00	150.00
PUD Risked 50%	100.00	106.25	112.50
PDP	100.00	87.50	75.00
% Reduction of Unrisked Total Proved			15%

In contrast, the Partnership’s PDP decline rate is 10% and its total proved decline rate is 4%.  In addition (as previously stated), over 700 wells have been drilled on its properties in 2015 and the first six months of 2016 and there are currently 15 rigs on its acreage.  As shown in the supplemental materials, the Partnership’s properties have shown negligible decline over the last four years.  Nevertheless, assume for purposes of this example that the Partnership’s forecasted PUD volumes during the year fall short by 50% compared to its forecast, resulting in an effective decline rate of 7% over the year.  The result is that, in this hypothetical scenario, the Partnership’s total proved volumes at the end of the year would be overstated by only 1.5%.  This is illustrated in the table below.

Kimbell Illustrative Example

	Beginning of Year	Average	End of Year
Total Proved	100.00	98.00	96.00
PUD Risked 50%	100.00	96.50	93.00
PDP	100.00	95.00	90.00
% Reduction of Unrisked Total Proved			1.5%

Conclusion

For the reasons set forth above, the Partnership believes that its PUD reserves are reasonably certain to be recovered and therefore properly classified as PUDs in its 2015 reserve report.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 2 — Pro Forma Adjustments and Assumptions, page F-8

3.                                      The pro forma balance sheet presented on page F-5 includes an adjustment resulting in a reduction of cash on a pro forma basis. Revise the corresponding footnote as it does not appear to explain this pro forma adjustment.

RESPONSE: The Partnership has revised its disclosure in Submission No. 4 to address the Staff’s comment.  Please see pages F-5, F-8 and F-9.

4.                                      Pro forma adjustment D relates to your predecessor’s repayment of its credit facility from the proceeds of this offering. However, the use of proceeds disclosure on page 74 states that the net proceeds from your proposed offering will be used to make a distribution to your sponsors and the other contributing parties. Revise to address this apparent inconsistency in your disclosure.

RESPONSE: The Partnership has revised its disclosure in Submission No. 4 to address the Staff’s comment.  The Partnership intends to use the net proceeds of the offering to make a distribution to the Contributing Parties, which includes the Partnership’s predecessor. The predecessor will use a portion of the proceeds it receives from the offering to repay and retire the predecessor’s credit facility. The Partnership will not assume any indebtedness of the predecessor in connection with the offering. Please see page F-9.

Note 4 — Pro Forma Supplemental Oil and Gas Reserve Information, page F-11

5.                                      We note you have combined the net quantities of crude oil, condensate and natural gas liquids (“NGLs”) into a single aggregated figure for purposes of pro forma disclosure. To the extent that NGLs are significant, provide separate disclosure of the net quantities of such liquids consistent with FASB ASC 932-235-50-4.

RESPONSE: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that it does not consider the quantities of proved natural gas liquids reserves to be significant, as total natural gas liquids reserves account for only 10% and 8% of total proved reserves as of December 31, 2015 and 2014, respectively, as expressed on an oil-equivalent-barrels basis.

6.                                      The figures relating to the total proved reserves at December 31, 2015 do not appear to correspond to the presentation of total proved reserves reflected in your reserve report filed as Exhibit 99.1. Modify your disclosures as necessary to resolve any inconsistencies or to clarify the reasons for this apparent lack of correlation.

RESPONSE: The Partnership has revised its disclosure in Submission No. 4 to address the Staff’s comment.  The Partnership’s 2015 reserve report represents all of the properties that will be contributed to the Partnership by the Contributing Parties at the closing of the offering. The total proved reserves at December 31, 2015 shown in the pro forma financial statements, on the other hand, do not give pro forma effect to the Partnership’s acquisition of 100% of the assets to be contributed by the Contributing Parties.  As discussed in the Registration Statement, the pro forma financial statements only give effect to the contributions by the predecessor, the Kimbell Art Foundation, Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, RCPTX, Ltd., and French Capital Partners, Ltd.  The assets not included in the pro forma financial statements represent approximately 25% of the Partnership’s future undiscounted cash flows, based on the Partnership’s 2015 reserve report.  As such, the total proved reserves at December 31, 2015 shown in the pro forma financial statements do not correlate to the total proved reserves reflected in the 2015 reserve report. Please see pages F-13 through F-17.

Kimbell Art Foundation

Historical Financial Statements, page F-68

7.                                      It appears that the statements of revenues and direct operating expenses of certain oil and gas properties owned by the Kimbell Art Foundation were revised along with the proved reserve quantities and standardized measure disclosure. Please describe the changes made to these financial statements and tell us how your disclosure reflects these changes (e.g., the disclosures required by FASB ASC 280-10-50-7 regarding the correction of an error).

RESPONSE: In Submission No. 3, revenues and direct operating expenses of the Kimbell Art Foundation increased due to the inclusion of additional oil, natural gas and natural gas liquids properties that were not included in Confidential Draft Submission No. 2 to the Registration Statement, which was submitted via EDGAR on July 15, 2016.  Prior to entering into the Contribution Agreement on December 20, 2016, the Kimbell Art Foundation determined that these additional oil, natural gas and natural gas liquids properties would no longer be contributed to the Partnership.  Therefore, the statements of revenues and direct operating expenses of the Kimbell Art Foundation included in Submission No. 4 have been updated and no longer include the revenues and direct operating expenses from such additional oil, natural gas and natural gas liquids properties.  Please see pages F-69 through F-75.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By: Kimbell Royalty GP, LLC, its general partner

By:	/s/ Robert D. Ravnaas
Robert D. Ravnaas
Chief Executive Officer

cc: Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Ronald M. Winfrey, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.

William N. Finnegan IV, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP